Exhibit 99.104

FORM 51-102F4

Rio Alto Mining Limited

Business Acquisition Report

Item 1

Rio Alto Mining Limited (“Rio Alto” or the “Company”) has its principal office in Canada at 1720 One Bentall Centre 505 Burrard Street, Box 62, Vancouver, BC V7X 1M6. For information about this report readers may contact Anthony Hawkshaw, Chief Financial Officer, at +1 604 628 1401 or +1 778 389 5907.

Item 2

The date of this Business Acquisition Report is May 3, 2011.

On February 9, 2011, the date of acquisition for accounting purposes, the Company acquired, from IAMGold Corp. (“IMG”) an arm’s length company, all of the outstanding common shares of La Arena S.A. (“La Arena”) that it did not already own pursuant to an Option and Earn-in Agreement dated June 15, 2009. Prior to February 9, 2011 Rio Alto owned 45,320,150 common shares of La Arena, which is a company incorporated under the laws of Peru that has one class of common shares with a per value of 1 nuevo sol per share. The consideration paid for the 99,310,935 common shares acquired was a cash payment of $48,529,773. The payment was made from the Company’s working capital. La Arena owns 100 per cent of 44 mining concessions totalling approximately 20,673 hectares located in northern Peru, 480 kilometres north-north west of Lima at an average elevation of 3,400 meters above sea level (the “La Arena Project”).

Scientific and technical information about the La Arena Project included in this Business Acquisition Report has been extracted from the La Arena Project, Technical Report prepared by Coffey Mining Pty Ltd on behalf of Rio Alto Mining Limited with an effective date of July 31, 2010 (the “Technical Report”) and has been read and approved by Linton Kirk, BE(Mining), FAusIMM. The Technical Report may be found within the Company’s SEDAR profile at www.sedar.com.

The La Arena Project contains a mineral reserve consisting of Oxide Ore, Secondary Ore and Primary Ore which is set out on page 5 of the Technical Report in Table 1.8_2. The key input parameters used for the determination of the mineral reserve are described on page 4 of the Technical Report and set out in Table 1.8_1. The Oxide Ore is within a Gold Oxide Pit Design with 821,000 ounces of gold contained in 57.4 million tonnes with an average grade 0.44 grams of gold per tonne. The Secondary and Primary Ore is within a Sulphide Pit Shell with 1,748,000 ounces of gold and 1.574 billion pounds of copper contained in 187.3 million tonnes with average grades of 0.29 grams per tonne gold and 0.38 per cent copper.

At the date of the Technical Report, Rio Alto proposed to proceed with a staged approach to the development of the La Arena Project, commencing with mining the gold oxide ore and processing it by dumping run-of-mine ore on a leach pad and once this was operational to expand the La Arena Project by mining and processing the copper ore.

In March of 2011 mining of the Oxide Ore commenced and as identified within Table 18.17.1_1 on page 146 of the Technical Report the Company anticipates that gold production for 2011 will be in the order of 76,800 ounces. At recent prices for gold and anticipated operating and capital costs, the Company anticipates that this level of gold production will provide positive cash flow, which will fund the preparation of a feasibility study to determine the technical and financial merits of expanding the La Arena Project by mining and processing the copper ore.

There has been no valuation opinion obtained to support the consideration paid for the acquisition of La Arena. The amount of consideration was negotiated between the Company and IMG and, in total, consisted of:

Amount of
Date and Nature of Consideration	Consideration

June 25, 2009, 8,064,511 common shares of the Company (Note 1)	$1,612,902
June 25, 2009, 1,500,000 warrants to acquire common shares of the Company (Note 2)	160,286
Expenditures from June 25, 2009 until February 9, 2011 to earn 45,320,150 common shares	53,595,462
February 9, 2011, cash	48,529,773
Total	$103,898,423
Note 1 – on June 25, 2009 the market value of the Company’s common shares was $0.20 per share.

Note 2 – the warrants granted expire on June 25, 2012 and allow the holder to acquire one common share of the Company upon payment of $0.30 per common share. At the date of the grant the warrants were valued using a Black-Scholes option pricing model which assumed a volatility of 100% and a risk-free interest rate of 0.24%.

Item 3 Financial Statements

Incorporated by reference into and forming part of this Business Acquisition Report are:

1.

The audited consolidated financial statements of Rio Alto Mining Limited as at and for the years ended May 31, 2010 and 2009, together with the notes thereto, and the auditors’ report thereon filed within the Company’s SEDAR profile at www.sedar.com.

The Company has not requested the consent of Davidson & Company LLP to include their auditors’ report in this Business Acquisition Report and therefore such consent has not been provided.

2.

The unaudited interim consolidated financial statements of the Company for the three and six months ended November 30, 2010, together with the notes thereto, filed within the Company’s SEDAR profile at www.sedar.com.

Included herein are:

1.	Audited comparative annual financial statements of La Arena S.A. and accompanying notes as at and for the years ended December 31, 2010 and 2009.

The Company has not requested the consent of Dongo-Soria Gavaglio y Asociados Sociedad Civil de Responsabilidad Limitada (a member firm of PricewaterhouseCoopers International Limited) to include their auditors’ report and therefore such consent has not been provided.

2.

The unaudited pro forma consolidated balance sheet of Rio Alto Mining Limited as at November 30, 2010 and the unaudited pro forma consolidated statement of operations for the six month period then ended giving effect as though the acquisition had occurred on June 1, 2010.

3.	The unaudited pro forma consolidated statement of operations of Rio Alto Mining Limited for the year ended May 31, 2010 giving effect to the acquisition as though it had occurred on June 1, 2009.

(Free translation from the original in Spanish)

LA ARENA S.A.

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Dongo-Soria Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada
Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú,T: +51 CO 211 6500 F: +51 (1) 211 6565
www.pwc.com/pe

(Free translation from the original in Spanish)

LA ARENA S.A.

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

CONTENTS	Page

Independent auditors’ report	1 - 2

Statement of financial position	3

Statement of comprehensive income	4

Statement of changes in equity	5

Statement of cash flows	6

Notes to the financial statements	7 - 19

S/.     =    New Peruvian sol
US$  =    United States dollar

(Free translation from the original in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors
La Arena S.A.

April 6, 2011

We have audited the accompanying financial statements of La Arena S.A. which comprise the statement of financial position as of December 31, 2009 and 2008, and the statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making reasonable accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessment, the auditor considers the relevant internal control of the Company in the preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes the evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Dongo-Soria Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada
Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú, T: +51 (1) 211 6500 F: +51 (1) 211 6565
www.pwc.com/pe

Dongo-Soria Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada as una firma miembro de la red global de RricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entitled legal separada a independiente que no actua en nombre de PwCIL ni de cualquier otra firma miembro de la red. Inscrita en la Particle No. 11028527, Registro de Personas Jurldicas de Lima y Callao

April 6, 2011
 La Arena S.A.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of La Arena S.A. as of December 31, 2009 and 2008, its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards.

Emphasis of a matter

Without qualifying our report, we draw your attention to the fact that as described in Notes 1 and 8 of the financial statements, at December 31, 2009, the Company is in a pre-operating stage and has invested S/.110.8 million mainly in evaluation, exploration activities and recoverable taxes relating to the La Arena Project which, based on Management's estimates and projections, are expected to be recovered during the normal course of its future operations.

Countersigned by
(partner)
Esteban Chong
Peruvian Certified Public Accountant
Registration No.01-010595

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF FINANCIAL POSITION

ASSETS
	As of December 31,
	2009	2008
	S/.000	S/.000

CURRENT ASSETS
Cash and cash equivalents (Note 5)	11	16
Other accounts receivable	6	-
Related parties (Note 6)	6	1
Prepaid expenses	347	383
Total current assets	370	400

FISCAL CREDIT (Note 7)	11,935	10,196

EXPLORATION AND EVALUATION COSTS (Note 8)	98,514	86,545

FURNITURE, PLANT AND EQUIPMENT	352	360

	111,171	97,501

LIABILITIES AND EQUITY
	As of December 31,
	2009	2008
	S/.000	S/.000

CURRENT LIABILITIES
Trade accounts payable:
Third parties (Note 9)	5,231	34
Related parties (Note 6)	13	20
Other accounts payable:
Taxes	6	14
Salaries	14	-
Related parties (Note 6)	838	-
Others (Note 19)	5,741
Total current liabilities	11,843	68

EQUITY (Note 10)
Capital	18,712	32,873
Additional capital	134,601	132,702
Accumulated results	(53,985)	(68,142)
	99,328	97,433

	111,171	97,501

The accompanying notes from page 7 to 19 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF COMPREHENSIVE INCOME

	For the year ended
	December 31,
	2009	2008
	S/.000	S/.000

Administrative expenses	(6)	-
Other income	1	160
Other expenses	(2)	(25)
	(7)	135

Financial expenses	(2)	-
Exchange difference, net	5	(97)
	2	(97)
(Loss) profit and total comprehensive income for the	(4)	38

The accompanying notes from page 7 to 19 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

		Additional	Accumulated
	Capital	capital	results	Total
	S/.000	S/.000	S/.000	S/.000

Balances at January 1, 2008	18,712	125,907	(54,019)	90,600
Cash contribution	-	6,795	-	6,795
Comprehensive income for the year	-	-	38	38
Balances at December 31, 2008	18,712	132,702	(53,981)	97,433
Cash contribution	-	1,899	-	1,899
Comprehensive income for the year	-	-	(4)	(4)
Balances at December 31, 2009	18,712	134,601	(53,985)	99,328

The accompanying notes from page 7 to 19 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF CASH FLOWS

	For the year ended
	December 31,
	2009	2008
	S/.000	S/.000

CASH FLOWS FROM PRE-OPERATING ACTIVITIES
(Loss) profit for the year	(4)	38
Adjustments to reconcile net income to cash flows from pre-operating activities:
Depreciation	8	(11)
Increase or decrease in cash flows from pre-operating activites due to net variations in assets and liabilities:
Other acounts receivable	(11)	5
Related parties	-	(2,758)
Prepaid expenses	36	(87)
Fiscal credit	(1,739)	698
Trade accounts payable	5,197	(161)
Other accounts payable	6	-
Net cash provided by (applied to) pre-operating activities	3,493	(2,276)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs	(11,969)	(4,604)
Net cash applied to investing activities	(11,969)	(4,604)

CASH FLOW FROM FINANCING ACTIVITIES
Shareholders' contribution	1,899	-
Loans from third-parties	6,579	6,829
Loan payments to related parties	(7)	-
Net cash provided by financing activities	8,471	6,829

Net decrease in cash and cash equivalents	(5)	(51)
Balance of cash at beginning of year	16	67
Balance of cash at end of year	11	16

The accompanying notes from page 7 to 19 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1	GENERAL INFORMATION

a)	Background -

La Arena S.A. (hereinafter the "Company" or "La Arena") was incorporated in Peru on January 10, 1994 as a subsidiary of IamGold Inc., a Canadian Company, which holds a 99.99% interest in its capital stock.

At the General Shareholders' Meetings held on January 25 and October 26, 2007 the decision was made to change the Company's legal name from Sociedad Minera Cambior Pen] S.A. to lamgold Pen) S.A. and subsequently to La Arena S.A.

b)	Operations

The Company is mainly engaged in mining development activities in accordance with the Peruvian General Mining Law. The Company's legal address is Esquilache St. 371, office number . 1402, San Isidro, Lima, Peru.

At December 31, 2009 the Company's operations are substantially limited to exploration and evaluation activities within the concession area comprising the La Arena Project ("The Project"), described as follows.

c)	Mining project La Arena -

The project comprises a total area of 20,673 hectares in 44 concessions, located at 480 Km north of Lima and 18 Km from Huamachuco, a small town with about 20,000 inhabitants.

As of December 31, 2009, the Company has invested S/.110.8 million (S/. 97.1 million as of December 31, 2008) in the Project, including the acquisition of mining rights, the purchase of land, mining exploration activities, commitments assumed under the Peruvian government laws, and with communities surrounding the project area as well as applicable taxes.

d)	Agreements -

As of December 31, 2009, the Company maintains the following agreements:

i)	Service agreement to operate the "La Arena" Project -

On September 2, 2009, La Arena S.A. signed an agreement with Rio Alto S.A.C. (hereinafter Rio Alto) to provide the necessary mining services to develop the Project; by such agreement, Rio Alto manages, directs and controls all exploration, development and production activities relating to the project and provides the necessary technical assistance in order to provide support to the exploration activities.

Such services comprise: tailing and waste reservoir studies, report consolidation, geological drilling studies, technical studies, pre-feasibility and feasibility studies, environmental impact assessments, hydrological research, geotechnical studies and evaluations; and evaluation and valuation of exploration prospects.

The services are provided to the department of operations in La Arena, located in the districts of Huamachuco, Sanagoran and Cachicadan, provinces of Sanchez CarriOn and Santiago de Surco, in the department of La Libertad.

ii)	Service agreements for the management of La Arena S.A. or the La Arena project and other additional services -

On September 2, 2009, La Arena S.A. signed an agreement with Rio Alto S.A.C. to manage and provide consulting and/or management services for projects in which the Company may participate, as well as additional services that may be required to carry out activities for the Company, including administrative, financial, accounting, public relations and community services, among others.

Such services comprise contracting of specialists and consultants in geology, mining and other technical consultants, performing marketing research and reports, plans for project financing including timetables, bank negotiations, financial planning, tax and accounting standard models, including budgets and financial control procedures; performing contractor evaluations, contracting technical consultants and other experts, preparing reports on project management, human resources management, logistics and accounting, and public and community relations.

La Arena will pay Rio Alto on a quarterly for such services upon receipt of an invoice.

2	SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES.

a)	Basis of presentation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Standards, amendments to existing standards and interpretations that are not yet effective and have not been early adopted by the Company -

IFRIC 17, 'Distribution of non-cash assets to owners' (effective on or after 1 July 2009). The interpretation is part of the IASB's annual improvements project published in April 2009. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non- cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. This standard is not applicable to the Company.

IAS 27 (revised), 'Consolidated and separate financial statements', (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. This standard is not applicable to the Company.

IFRS 3 (revised), 'Business combinations' (effective from 1 July 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement.

There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. Business combinations is not applicable to current Company's operations.

IAS 38 (amendment), 'Intangible Assets'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This standard is not applicable to the Company.

IFRS 5 (amendment), 'Measurement of non-current assets (or disposal groups) classified as held-for-sale'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. This standard is not applicable to the Company.

IFRS 7 'Financial instruments - Disclosures' (amendment) - effective 1 January 2009.The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on the financial statements.

IAS 1 (amendment), 'Presentation of financial statements'. The amendment is part of the IASB's annual improvements project published in April 2009. The amendment provides clarification that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. It is not expected to have an impact on the Company's financial statements.

IFRS 2 (amendments), 'Group cash-settled and share-based payment transactions'. In addition to incorporating IFRIC 8, 'Scope of IFRS 2', and IFRIC 11, 'IFRS 2 — Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of Company's arrangements that were not covered by that interpretation. This standard is not applicable to the Company.

b)	Foreign currency translation -

Functional and presentation currency -

The items included in the Company's financial statements are expressed in the currency of the primary economic environment in which the entity operates (functional currency). The financial statements are presented in New Peruvian soles, which is the Company's functional and presentation currency.

Transactions and balances -

Foreign currency transactions are translated to the functional currency using the exchange rates prevailing at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

c)	Financial assets -

Classification -

The Company classifies its financial assets in the following categories: (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and reassesses such classification at each closing date. At December 31, 2009 and 2008, the Company only has financial assets classified as loans and accounts receivable.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date. The latter are classified as non-current assets. Loans and receivables comprise trade and other receivables.

Recognition and measurement -

Loans and receivables are recorded at amortized cost by using the effective interest rate method. The Company assesses at each balance sheet date if there is objective evidence of impairment in the value of a financial asset or group of financial assets. The impairment tests on accounts receivable are described in Note 2-e).

d)	Cash and cash equivalents -

Cash and cash equivalents include cash in hand and bank on-demand deposits in financial institutions.

e)	Impairment of financial assets -

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

f)	Property, plant and equipment -

Property, plant and equipment are stated at cost net of their accumulated depreciation. Depreciation of such items is calculated by using the straight-line method at rates considered sufficient to absorb the cost of such assets at the end of their useful lives as follows:

Years

Computer equipment	4
Furniture and fixtures	10
Other equipment	10

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the results of the year in which they are incurred.

The carrying amount of an asset is written down immediately to its recoverable amount if the carrying amount exceeds its estimated recoverable amount.

Cost and accumulated depreciation of assets sold or retired are eliminated from their respective accounts and the related profit or loss is credited or charged to results of the period.

g)	Concessions and exploration expenses -

The Company has adopted IFRS 6 to recognize its exploration and evaluation expenses. This standard requires that all mining entities must establish an accounting policy that specifies which exploration and evaluation expenses will be recognized as assets, subsequently applying this policy consistently.

The Company has maintained its accounting policy of recognizing as an asset the expenses incurred in exploration and evaluation activities despite the fact that commercial exploitation of these investments may not yet been established. Exploration and evaluation expenses are recorded at cost. Such assets include the acquisition and extension of exploration rights, topographical, geographical, geochemical and geophysical research and studies drilling studies, assays and evaluation expenses incurred in the technical feasibility and economic viability assessments of the mining of mineral resources.

These investments are subject to impairment testing based on the criteria set forth in IFRS 6 (Note 2-h).

The cost of the concessions will be amortized on a units of production basis over the associated reserves once commercial exploitation of reserves has started.

h)	Impairment of non-financial assets -

IFRS 6 introduces an alternative impairment testing regime for exploration and evaluation expenses recognized as assets, which differs from the requirements contained in IAS 36 —Impairment of Assets. IFRS 6 requires mining companies to perform impairment testing on exploration and evaluation recognized assets only when the events or circumstances suggest that the carrying amounts of such assets may exceed their recoverable amount. The principal circumstances which, if they occur, oblige Management to perform impairment testing are as follows:

-     The Company's right for the exploration of a project expires or is soon to expire and-

-     Management has no intention of extending the performance term.

-     Management has no plans or has not budgeted for major additional expenses in exploration and evaluation of mineral resources in the project.

-     Evaluation and exploration of the Project's mineral resources has not led to the discovery of viable quantities of mineral resources and the Company decides to discontinue operations in the project area.

-     There is sufficient certainty that even though a given project can be developed, the required investment in exploration and evaluation is of such magnitude that it is unlikely that it will be totally recovered from its successful development or sale.

If the occurrence of any of these circumstances is identified, impairment testing is made in accordance with IAS 36. Under this standard, non-financial assets are tested for impairment whenever events or circumstances occur indicating that their carrying amount may not be recoverable. An impairment loss is the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of the amount that would be obtained from its sale or its value in use. For the purposes of impairment evaluation, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

If the carrying amount of an asset or cash-generating unit is higher than its recoverable amount, an impairment loss is recognized and credited to the carrying amount. Impairment losses are recognized in the statement of comprehensive income. Impairment losses are reversed if a change has occurred in the circumstances estimated to determine the recoverable amount, only to the extent that the asset's carrying amount does not exceed the value that would have been determined, net of depreciation, if no impairment loss had been recognized.

i)	Trade payables -

Trade payables are generated from the acquisition of goods and services that have been acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment must be made within one year or less; if not, they are shown as non-current liabilities.

Trade payables are initially recognized at fair value and are subsequently re-measured at the amortized cost by using the effective interest rate method.

j)	Provisions -

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more than likely that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

k)	Deferred income tax -

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their balances in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets, such as tax losses, are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

l)	Contingencies -

Contingent liabilities are not recognized in the financial statements and are included in notes to the financial statements, unless their occurrence is considered remote. Contingent assets are not recognized in the financial statements and are disclosed only if their realization is considered probable.

m)	Capital -

Ordinary shares are classified as equity.

n)	Recognition of costs and expenses -

The cost of sales is recognized when goods are delivered at the same time the related sale is recognized.

Other costs and expenses are recognized as they are accrued, regardless of when they are paid and are stated in the related periods.

3	FINANCIAL RISK MANAGEMENT

Financial risk factors -

The Company's operations expose it to certain financial risks: market risk (including foreign exchange, fair value and interest rate risk), credit risk and liquidity risk.

The financial risks that the Company is exposed to comprise:

a)	Market risks -

i)	Foreign currency risk

The Company's activities and indebtedness expose it to foreign exchange risk arising from exposure to the US dollar exchange rates.

Asset and liability items which comprise foreign currency transactions, as well as the net exchange risk position are as follows:

	2009	2008
	US$000	US$000

Assets
Cash and cash equivalents	3	1
Related parties	2	1
Total assets	5	2

Liabilities
Trade accounts payable	(1)	(34)
Other accounts payable	(3,787)	-
Related parties	(4)	(20)
Total Liabilities	(3,792)	(54)
Net	(3,787)	(52)

As of December 31, 2009, the exchange rates used by the Company to record balances in foreign currency were S/.2.888 and S1.2.891 per US$1 for assets and liabilities, respectively (S/.3.142 and 51.3.137 per US$1, respectively, as of December 31, 2008).

As of December 31, 2009, the Company obtained exchange gains of 51.42,945 and exchange losses of S/.15,725 (S/.4,705 and S1.102,386 of exchange gains and losses, respectively, as of December 31, 2008).

The following table demonstrates the sensitivity in the profit for the year due to possible changes in the US dollar/ new Peruvian sol exchange rate assuming all other variables constant:

	Increase/decrease	Effect in profit
	in US$ rate	for the year (S/.)
2009	+10%	2,722
	-10%	(2,722)
2008	+10%	101,916
	-10%	(101,916)

ii)	Cash flows and fair value interest rate risk -

Since the Company does not maintain significant interest-bearing assets, income and pre-operating cash flows are substantially independent of changes in market interest rates.

b)	Credit risk -

The Company's financial assets are potentially exposed to credit risk concentrations mainly relating to bank deposits. Regarding bank deposits, the Company reduces the probability of significant credit risk concentrations because it maintains its deposits in prestigious financial institutions and limits the amount of the credit risk exposure in each of said financial institutions.

c)	Liquidity risks -

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents. The Company maintains adequate levels of cash; additionally the funding obtained is mainly granted by Rio Alto Mining Limited and Rio Alto S.A.C.

	Less than	Between 1
	1year	and 2 years	Total
	S/.000	S/.000	S/.000
As of December 31, 2009:
Related parties	13	-	13
Trade accounts payable and other accounts	11,811	-	11,811
	11,824	-	11 824
As of December 31, 2008:
Related parties	20	-	20
	20	-	20

Capital risk management -

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to generate returns to its shareholders, benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Fair value estimation -

Management considers that the carrying amounts of its financial instruments at December 31, 2009 and 2008 do not significantly differ from their fair values; therefore, the disclosure of such information is not relevant for an adequate interpretation of the financial position of the Company as of said dates.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting estimates made by management are periodically evaluated and are based on historical experience and other factors, including the expectation of occurrence of future events which is considered reasonable under the circumstances.

Critical accounting estimates and judgements -

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are presented below.

a)	Review of carrying amounts and impairment provision -

The Company considers that the carrying amount of its long-lived assets will be recovered in the normal course of business. This estimation is based on its projections of future production and sales volumes and the future price of gold and copper. At the date of the financial statements, the available projections of these variables show trends favorable to the Company's interests, thereby supporting the recovery of its long-lived assets.

Major negative changes in the assumptions used to determine the value in use of long-lived assets could originate significant adjustments in the financial statements.

b)	Income tax

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks professional legal tax counsel before making any decision on tax matters. Even though Management considers that its estimates are prudent and appropriate, differences of interpretation may arise with the Peruvian Tax Authorities that may affect future charges for taxes.

Critical judgments in the application of the accounting policies -

Functional currency -

Management has determined that its functional currency is the new Peruvian sol given the fact that the Peruvian economy has a significant influence on its current operations, including costs, such as the contractors' services and personnel costs. The Company's functional currency may change in the future as a result of starting operations.

5	CASH AND CASH EQUIVALENTS

As of December 31, this item comprises savings accounts in local banks in local and foreign currency amounting to S/.11,308 and US$3,915 respectively (S/.16,078 and US$1,125 at December 31, 2008). Savings accounts generate interest at market rates.

6	TRANSACTIONS WITH RELATED PARTIES

Balances in accounts receivables and payables to related parties are as follows:

	2009		2008
	S/.000		S/.000

Other accounts receivable:
Imagold-Quebec Management Inc.		6	1
Total		6	1

Trade accounts payable:
Imagold-Quebec Management Inc.		13	20
Total		13	20

Other accounts payable:
Rio Alto Mining Limited		838	-
Total		838	-

Other accounts payable, are mainly comprised of loans granted by Rio Alto Mining Limited totaling S/.838,000, which were assigned to obligations that arose during the Company's normal course of operations. These loans are not interest bearing, do not have a maturity date, nor do they specify any guarantees.

7	FISCAL CREDIT

At December 31, 2009 and 2008 this item is mainly comprised of VAT (IGV) fiscal credits paid by the Company on its purchases of goods or services, which will be recovered by applying them against future VAT payable resulting from future sales, or alternatively a refund may be requested as described in the following paragraph.

Law No.27623 dated January 2002 establishes the definitive refund to all mining enterprises of VAT paid on their purchases of goods or services required for carrying out exploration activities. Applicable rules of this law (D.S. No.082-2002-EF dated May 2002) establishes that, prior to the VAT refund, an investment agreement must be signed between the Peruvian Government and the owner of the mining activity. The latest agreement signed by the Company with the Peruvian Government was for the 2005-2006 period.

8	EVALUATION AND EXPLORATION COSTS

This item comprises investments made by the Company in the acquisition of mining rights and concessions as well as exploration expenses incurred in developing mining projects.

At December 31 this item comprises:	2009	2008
	S/.000	S/.000

Exploration and evaluation expenses	73,054	61,323
Effective rights	8,894	8,894
Purchase of surface landL	2,114	2,114
Sample expenses	5,311	5,311
Right to acquire concessions	4,160	4,160
Geophysical and geochemical studies	3,900	3,900
Environmental expenses	737	587
Topographical studies	344	256
	98,514	86.545

9	TRADE ACCOUNTS PAYABLE

Trade accounts payable correspond mainly to invoices payable for management and project operation services provided for La Arena by Rio Alto S.A.C. for a total of S1.5,231,000.

These trade accounts payable are not interest bearing, do not have a maturity date, nor do they specify any guarantees.

Trades accounts payable are of current maturity; have no specific guarantees and are not interest-bearing.

9	OTHER ACCOUNTS PAYABLE

Other accounts payable correspond mainly to loans granted by Rio Alto S.A.C. totaling 51.5,741 thousand (US$2,051 thousand) for work capital.

These loans are not interest bearing, do not have a maturity date, nor do they specify any guarantees.

10	STOCKHOLDERS' EQUITY

Capital -

As of December 31, 2009 and 2008, the authorized, subscribed and paid-in capital amounts to S/.18,172,000 represented by common shares at 81.1.00 par value each. This balance does not consider the monetary correction adjustment for the years from 1994 to 2004, amounting to S/.14,161,433, as this adjustment has no accounting expression in the financial statements under IFRS because it represents adjustments for inflation from 1994-2004, when Peru was not considered an hyperinflationary economy, under the provisions of IAS 29 — Financial reporting in hyperinflationary economies

At December 31, 2009 the Company's capital structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1	0.01
From 1.01 to 100	1	99.99
	2	100.00

Additional capital -

Correspond to the cash contribution performed by lamgold Quebec Management Inc. of S/.134,601,510 which were formalized at the General Stockholders' Meeting held on December 3, 2010, including the issuance of the respective shares.

11	TAX SITUATION

a)

Management considers that it has determined the tax losses under the Peruvian income tax general regime in accordance with tax laws currently in force by adding to and deducting from results, shown in the financial statements, those items which the referred legislation recognizes as taxable and non-taxable, respectively. The income tax rate is 30%. Taxable income has been determined as follows:

Tax losses for 2009 and 2008 were determined as follows:

	2009	2008
	S/.000	S/.000

Profit (loss) before income tax	(4)	38
Less: Exchange gain	(43)	-
Plus: Exchange loss	16	-
Plus: Non-deductible expenses	24	22
Tax loss for the year	(7)	60
Prior-year tax loss carry-forward	(36,045)	(36,105)
Accumulated tax loss carry-forward	(36,052)	(36 045)

Applying the tax laws currently in force, the Company selected alternative a) to offset its tax losses. This alternative is to be applied by the Company at the time of filing the annual income tax return for the fiscal year in which the loss was generated. Once the system option is selected and applied, it cannot be changed until the total balance of tax losses is exhausted.

The Company has not recorded the deferred income tax asset of approximately S/.10.8 million, resulting from the temporary difference arising from the tax loss carry-forward. In this regard, Management has decided not to recognize said deferred tax asset until certainty is achieved regarding the generation of future economic benefits, which is related to the startup of operations in the coming years.

b)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years, as from January 1 of the year after the date when the tax returns are filed (years subject to examination). Years 2004 through 2009 are subject to examination. Since differences may arise in the interpretation by the tax authorities of the regulations applicable to the Company, it is presently not possible to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they arise, will be recognized in the results of the year in which such differences of opinion with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations.

c)

In accordance with current legislation, for purposes of determining income tax and general sales tax, transfer pricing between related and non-related parties must have adequate supporting documentation as well as information supporting the methods and valuation criteria used. Peruvian tax authorities are entitled to request such information from the taxpayer.

d)

The temporary tax on net assets affects those corporate income-earners subject to the Peruvian General Regime of Income Tax. Effective 2009, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/.1,000,000.

The amount effectively paid may be used as a fiscal credit against payments on account of income tax under the General Regime or against the regularization payment of the income tax of the related period.

13	OTHER INCOME AND EXPENSES

These items as of December 31, comprises:

	2009	2008
	S/.000	S/.000
Other income -
Write-off of accounts payable lamgold	-	108
SUNAT interests	1	52
	1	160

Other expenses -
Fixed-asset write-offs	-	20
Others	2	5
	2	24

12	SUBSEQUENT EVENT

Mining project La Arena -

In June, 2010, Heap Leaching Consulting S.A.0 presented the results of its feasibility study in which it confirmed the economic and technical feasibility of the Project as well as its opinion that development and exploitation activities may be executed without causing any environmental damage. .

In July, 2010 the Company presented the La Arena project feasibility study to the Agenda de Promoción de la Inversion — ProinversiOn, which was approved in September 2010. Additionally, in July 2010 the Environmental Bureau of the Ministry of Energy and Mines approved the company's Environmental Impact Study.

Capital -

At the General Shareholders Meetings held on December 3, 2010, The monetary correction adjustment for 1994 tthough 2004 was approved at the General Stockholders' Meeting held on December 3, 2010, and applied against accumulated losses of S/.14,161,433. This adjustment has no accounting expression in the financial statements under IFRS because it represents adjustments for inflation from 1994-2004, when Peru was not considered an hyperinflationary economy, under the provisions of IAS 29 — Financial reporting in hyperinflationary economies. Also, the decision was made to reduce capital to compensate accumulated losses for S/.54,001,647.

Debt capitalization with Iamgold — Quebec Limited Management Inc -

At the General Shareholders Meetings held on December 3, 2010, it was agreed to capitalize the debts held with both, lamgold-Quebec Limited Management Inc, with said company becoming shareholder of the Company, with 68.66% ownership of share capital.

Debt capitalization with Rio Alto Mining Limited -

By virtue of the Purchase Option agreement and right to increase interest in capital signed between Rio Alto, La Arena and lamgold, by which Rio Alto obtains a higher interest in La Arena, via an investment of cash as well as project management services, at the General Stockholders' Meeting held on December 28, 2010 the decision was made to capitalize the debt maintained with Rio Alto Mining Limited, under mutual consent of the parties for a total S/.60,758,923 (US$21,699,615), which is part of the capital of the partnership ( S/.45,320,150) and capital premium (S/.15,438,773). For capitalization purposes under N IIF, this capitalization amounts to S/.59,481,000 in order maintain the same capital balance recorded by the Company.

On June 15, 2009, the Purchase Option Agreement and right to increase interest in capital was signed between lamgold-Quebec Management Inc (hereinafter lamgold), La Arena S.A. and Rio Alto Mining Limited (hereinafter Rio Alto), for the purpose of acquiring, prior signing of a letter of agreement by Rio Alto and Iamgold, the total quantity of shares issued and in portfolio and capital stock maintained by lamgold in La Arena, as well as all the loans outstanding owned to Iamgold.

By such an option agreement, at the General Stockholders' Meeting held on February 10, 2011, the decision was made to transfer the entire quantity of shares of held by Iamgold-Quebec Limited Management Inc. in favor of Mexican Silver Mines (Guernsey) Limited, a related company of Rio Alto Mining Limited; accordingly, the latter company became the majority shareholder of the partnership with an interest of 99.9%.

(Free translation from the original in Spanish)

LA ARENA S.A.

FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Dongo-Soria Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada
Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Peril, T: +51 (1) 211 6500 F: +51 (1) 211 6565
www.pwc.com/pe

(Free translation from the original in Spanish)

LA ARENA S.A.
(A pre-operating stage enterprise)

FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

S/.     =    New Peruvian sol
US$  =    United States dollar

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Directors
La Arena S.A.

April 1, 2011

We have audited the accompanying financial statements of La Arena S.A. which comprise the statement of financial position as of December 31, 2010 and 2009, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making reasonable accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessment, the auditor considers the relevant internal control of the Company in the preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes the evaluation of the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Dongo-Soria Gaveglio y Asociados Sociedad Civil de Re.sponsabilidad Limitada
Au. Santo Toribio 143, Piso 7, San Isidro, Lima, Perú, T: +51 (I) 211 6500 F: +51 (i) 211 6565
www.pwc.com/pe

Dongo-Soria Gaveglio y Asociados Sociedad Civil de Responsabilidad Limitada es una firma ntiembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada e independiente que no acttia en nombre de PwCIL ni de cualquier otra firma rniembro de la red. Insorita en la Partida No. 11028527, Registro de Personas Juridicas de Lima y Callao

April 1, 2011
La Arena S.A.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of La Arena S.A. as of December 31, 2010 and 2009, its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards.

Emphasis of a matter

Without qualifying our report, we draw your attention to the fact that as described in Notes 1 and 8 of the financial statements, at December 31, 2010, the Company is in a pre-operating stage and has invested S/.212.2 million mainly in evaluation, exploration activities and recoverable taxes relating to the La Arena Project which, based on Management's estimates and projections, are expected to be recovered during the normal course of its future operations.

Countersigned by,

(partner)
Esteban Chong L.
Peruvian Certified Public Accountant
Registration No.01-010595

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF FINANCIAL POSITION

ASSETS
	As of December 31,
	2010	2009
	S/.000	S/.000

ACTIVO CORRIENTE
Cash and cash equivalents (Note 5)	17,151	11
Other accounts receivable	-	6
Related parties (Note 6)	47	6
Prepaid expenses	387	347
Total current assets	17,585	370

FISCAL CREDIT (Note 7)	25,346	11,935

	184,112	98,514
EXPLORATION AND EVALUATION COSTS (Note 8)

FURNITURE, PLANT AND EQUIPMENT	2,786	352

	229,829	111,171

LIABILITIES AND EQUITY
	As of December 31,
	2010	2009
	S/.000	S/.000

PASIVO CORRIENTE
Trade accounts payable:
Third parties (Note 9)	19,476	-
Related parties (Note 6)	5,261	5,244
Other accounts payable:
Taxes payable	6	6
Salaries payable	4	14
Related parties (Note 6)	44,843	6,579
Total current liabilities	69,590	11,843

EQUITY (Note 10)
Capital	158,792	18,712
Additional capital	-	134,601
Share premium	1,278	-
Accumulated results	169	(53,985)
	160,239	99,328

	229,829	111,171

The accompanying notes from page 7 to 20 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF COMPREHENSIVE INCOME

	For the year
	ended December
	2010	2009
	S/.000	S/.000

Administrative expenses	(152)	(6)
Other income	-	1
Other expenses	(5)	(2)
	(157)	(7)

Financial expenses	(6)	(2)
Exchange difference, net	315	5
	309	2
Profit (loss) for the year	152	(4)

Other comprehensive income	-	-

Total comprehensive income for the year	152	(4)

The accompanying notes from page 7 to 20 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

		Additional	Share	Accumulated
	Capital	capital	premium	results	Total
	S/.000	S/.000	S/.000	S/.000	S/.000

Balances at January 1, 2009	18,712	132,702	-	(53,981)	97,433
Cash contribution	-	1,899	-	-	1,899
Comprehensive income for the year	-	-	-	(4)	(4)
Balances at December 31, 2009	18,712	134,601	-	(53,985)	99,328
Transfer to capital	134,601	(134,601)	-	-	-
Debt capitalization	59,481	-	1,278	-	60,759
Capital reduction	(54,002)	-	-	54,002	-
Comprehensive income for the year	-	-	-	152	152
Balances at December 31, 2010	158,792	-	1,278	169	160,239

The accompanying notes from page 7 to 20 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

STATEMENT OF CASH FLOWS

	For the year
	ended December
	2010	2009
	S/.000	S/.000

CASH FLOWS FROM PRE-OPERATING ACTIVITIES
Profit (loss) for the year	152	(4)
Adjustments to reconcile net income to cash flows from pre-operating activities:
Depreciation	17	8
Increase or decrease in cash flows from pre-operating activites due to net variations in assets and liabilities:
Other acounts receivable	6	(11)
Related parties	(41)	-
Prepaid expenses	(40)	36
Fiscal credit	(13,411)	(1,739)
Trade accounts payable	19,476	5,197
Related parties	17	-
Other accounts payable	(10)	6
Net cash provided by pre-operating activities	6,166	3,493

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation costs	(85,598)	(11,969)
Purchases of furniture, plant and equipment	(2,451)	-
Net cash applied to investing activities	(88,049)	(11,969)

CASH FLOW FROM FINANCING ACTIVITIES
Shareholders' contribution	60,759	1,899
Related parties	38,264	-
Loans from third-parties	-	6,579
Loan payments to related parties	-	(7)
Net cash provided by financing activities	99,023	8,471
Net decrease in cash	17,140	(5)
Balance of cash at beginning of year	11	16
Balance of cash at end of year	17,151	11

The accompanying notes from page 7 to 20 are an integral part of the financial statements.

(Free translation from the original in Spanish)

LA ARENA S.A.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1	GENERAL INFORMATION

a)	Background -

La Arena S.A. (hereinafter the "Company" or "La Arena") was incorporated in Peru on January 10, 1994 as a subsidiary of IamGold Inc., a Canadian Company, which held a 99.99% interest in its capital stock.

At the General Shareholders' Meetings held on January 25 and October 26, 2007 the decision was made to change the Company's legal name from Sociedad Minera Cambior Perú S.A. to lamgold Perú S.A. and subsequently to La Arena S.A.

At the General Shareholders Meetings held on December 3, 2010 and December 28, 2010, it was agreed to capitalize the debts held with both, lamgold-Québec Limited Management Inc. and Rio Alto Mining Limited (company related to Mexican Silver Mines (Guernsey) Limited), with said companies becoming shareholders of the Company, with 68.66% and 31.33% ownership of share capital, respectively.

b)	Operations -

The Company is mainly engaged in mining development activities in accordance with the Peruvian General Mining Law. The Company's legal address is Esquilache St. 371 Int. 1402 San Isidro, Lima.

At December 31, 2010 the Company's operations are substantially limited to the exploration and evaluation activities within the concession area comprising La Arena Project ("The Project"), described as follows.

c)	Mining project La Arena -

La Arena project comprises a total area of 20,673 hectares in 44 concessions, located at 480 Km to the north of Lima and 18 Km from Huamachuco, a small town with about 20,000 inhabitants.

As of December 31, 2010, the Company has invested S/.212.2 million (S/. 110.8 million as of December 31, 2009) in the Project, including the acquisition of mining rights, the purchase of land, mining exploration activities, and the commitments assumed under the Peruvian government laws and with the communities surrounding the project area as well as applicable taxes.

In June, 2010 company Heap Leaching Consulting S.A.C presented the results of its feasibility study in which it confirmed the economic and technical feasibilities of the Project as well as the fact that development and exploitation activities may be executed without causing any damages to the environment.

At July, 2010 the Company presented the feasibility study of La Arena project to the Agencia de Promoción de la Inversión - Proinversión, which was approved in September 2010. Additionally, in July 2010 the Environmental Bureau of the Ministry of Energy and Mines approved the Environmental Impact Study of the Company.

d)	Agreements -

As of December 31, 2010, the Company maintains the following agreements:

i)	Service agreement to operate 'La Arena' Project -

On September 2, 2009, La Arena S.A. signed an agreement with Rio Alto S.A.C. (hereinafter Rio Alto) to provide the necessary mining services to develop the Project; by such agreement, Rio Alto manages, directs and controls all exploration, development and production activities relating to the project and provides the necessary technical assistance in order to provide support to the exploration activities.

Such services comprise: tailing and waste reservoir studies, report consolidation and geological drilling studies, technical studies, pre-feasibility and feasibility studies, environmental impact assessments and hydrology research, and geotechnical studies and evaluations; and evaluation and valuation of exploration prospects.

The services are provided to the department of operations in La Arena, located in the districts of Huamachuco, Sanagorán and Cachicadán, provinces of Sanchez Carrión and Santiago de Sumo, in the department of La Libertad.

ii)	Service agreements for the management of La Arena S.A. or La Arena project and other additional services -

On September 2, 2009, La Arena S.A. signed an agreement with Rio Alto S.A.C. to manage and provide consulting and/or management services for projects in which the Company may participate, as well as additional services that may be required to carry out activities for the Company, including administrative, financial, accounting, public relations and community services, among others.

Such services comprise contracting of specialists and consultants in geology, mining and other technical consultants, performing marketing research and reports, plans for project financing including timetables, bank negotiations, financial planning, tax and accounting standard models, including budgets and financial control procedures; performing contractor evaluations, contracting technical consultants and other experts, preparing reports on project management, human resources management, logistics and accounting, and public and community relations.

La Arena will pay Rio Alto on a quarterly for such services upon receipt of an invoice.

2	SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES.

a)	Basis of presentation -

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

i)	New and amended standards, and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the Company -

IFRS 3 (revised), 'Business combinations', and consequential amendments to IAS 27, `Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. For example, all payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed.

IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. This standard is not applicable to the Company.

IFRIC 17, 'Distribution of non-cash assets to owners' (effective on or after 1 July 2009), The interpretation was published in November 2008. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable. This standard is not applicable to the Company

IFRIC 18, 'Transfers of assets from customers', effective for transfer of assets received on or after 1 July 2009. This interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. In some cases, the entity receives cash from a customer that must be used only to acquire or construct the item of property, plant, and equipment in order to connect the customer to a network or provide the customer with ongoing access to a supply of goods or services. This standard is not applicable to the Company

IFRIC 9, 'Reassessment of embedded derivatives and IAS 39, Financial instruments: Recognition and measurement', effective 1 July 2009. This amendment to IFRIC 9 requires an entity to assess whether an embedded derivative should be separated from a host contract when the entity reclassifies a hybrid financial asset out of the 'fair value through profit or loss' category. This assessment is to be made based on circumstances that existed on the later of the date the entity first became a party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. If the entity is unable to make this assessment, the hybrid instrument must remain classified as at fair value through profit or loss in its entirety. This standard is not applicable to the Company

IFRIC 16, 'Hedges of a net investment in a foreign operation' effective 1 July 2009. This amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the company, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, the company should clearly document its hedging strategy because of the possibility of different designations at different levels of the company. IAS 38 (amendment), 'Intangible assets', effective 1 January 2010. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This standard is not applicable to the Company.

IAS 1 (amendment), 'Presentation of financial statements'. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non current. By amending the definition of current liability, the amendment permits a liability to be classified as non-current (provided that the entity has an unconditional right to defer settlement by transfer of cash or other assets for at least 12 months after the accounting period) notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time. It is not expected to have an impact on the Company's financial statements.

IAS 36 (amendment), 'Impairment of assets', effective 1 January 2010. The amendment clarifies that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment, as defined by paragraph 5 of IFRS 8, ' Operating segments' (that is, before the aggregation of segments with similar economic characteristics). This standard is not applicable to the Company.

IFRS 2 (amendments), 'Group cash-settled share-based payment transactions', effective from 1 January 2010. In addition to incorporating IFRIC 8, 'Scope of IFRS 2', and IFRIC 11, 'IFRS 2 —Company and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. This standard is not applicable to the Company.

IFRS 5 (amendment), 'Non-current assets held for sale and discontinued operations'. The amendment clarifies that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It also clarifies that the general requirement of IAS 1 still apply, in particular paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of lAS 1. This standard is not applicable to the Company.

Classification of rights issues' (amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 'Accounting policies, changes in accounting estimates and errors'. This standard is not applicable to the Company.

IFRIC 19, 'Extinguishing financial liabilities with equity instruments', effective 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. It is not expected to have an impact on the Company's financial statements.

ii)	New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2010 and not early adopted by the Company -

  IFRS 9, 'Financial instruments',

  Revised IAS 24 (revised), 'Related party disclosures',

  'Classification of rights issues' (amendment to IAS 32),

  IFRIC 19, 'Extinguishing financial liabilities with equity instruments',

  'Prepayments of a minimum funding requirement' (amendments to IFRIC 14).

b)	Foreign currency translation -

Functional and presentation currency -

The items included in the Company's financial statements are expressed in the currency of the primary economic environment in which the entity operates (functional currency). The financial statements are presented in New Peruvian soles, which is the Company's functional and presentation currency.

Transactions and balances -

Foreign currency transactions are translated to the functional currency using the exchange rates prevailing at the dates of the transactions.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income.

c)	Financial assets

- Classification -

The Company classifies its financial assets in the following categories: (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets and (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and reassesses such classification at each closing date. At December 31, 2009 and 2008, the Company only has financial assets classified as loans and accounts receivable.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date. The latter are classified as non-current assets. Loans and receivables comprise trade and other receivables.

Recognition and measurement -

Loans and receivables are recorded at amortized cost by using the effective interest rate method. The Company assesses at each balance sheet date if there is objective evidence of Cash and cash equivalents include cash in hand and bank on-demand deposits in financial impairment in the value of a financial asset or group of financial assets. The impairment tests on accounts receivable are described in Note 2-e).

d)	Cash and cash equivalents -

Cash and cash equivalents include cash in hand and bank on-demand deposits in financial institutions.

e)	Impairment of financial assets -

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

f)	Property, plant and equipment -

Property, plant and equipment are stated at cost net of their accumulated depreciation. Depreciation of such items is calculated by using the straight-line method at rates considered sufficient to absorb the cost of such assets at the end of their useful lives as follows:

Years

Computer equipment	4
Furniture and fixtures	10
Other equipment	10
Field equipment	20

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the results of the year in which they are incurred.

The carrying amount of an asset is written down immediately to its recoverable amount if the carrying amount exceeds its estimated recoverable amount.

Cost and accumulated depreciation of assets sold or retired are eliminated from their respective accounts and the related profit or loss is credited or charged to results of the period.

g)	Concessions and exploration expenses -

The Company has adopted IFRS 6 to recognize its exploration and evaluation expenses, This standard requires that all mining entities must establish an accounting policy that specifies which exploration and evaluation expenses will be recognized as assets, subsequently applying this policy consistently.

The Company has maintained its accounting policy of recognizing as an asset the expenses incurred in exploration and evaluation activities despite the fact that commercial exploitation of these investments may not yet been established. Exploration and evaluation expenses are recorded at cost. Such assets include the acquisition and extension of exploration rights, topographical, geographical, geochemical and geophysical research and studies drilling studies, assays and evaluation expenses incurred in the technical feasibility and economic viability assessments of the mining of mineral resources.

These investments are subject to impairment testing based on the criteria set forth in 1FRS 6 (Note 2-h).

The cost of the concessions will be amortized on a units of production basis over the associated reserves once commercial exploitation of reserves has started.

h)	Impairment of non-financial assets -

IFRS 6 introduces an alternative impairment testing regime for exploration and evaluation expenses recognized as assets, which differs from the requirements contained in IAS 36 —Impairment of Assets. IFRS 6 requires mining companies to perform impairment testing on exploration and evaluation recognized assets only when the events or circumstances suggest that the carrying amounts of such assets may exceed their recoverable amount. The principal circumstances which, if they occur, oblige Management to perform impairment testing are as follows:

-     The Company's right for the exploration of a project expires or is soon to expire and Management has no intention of extending the performance term.

-     Management has no plans or has not budgeted for major additional expenses in exploration and evaluation of mineral resources in the project.

-     Evaluation and exploration of the Project's mineral resources has not led to the discovery of viable quantities of mineral resources and the Company decides to discontinue operations in the project area.

-     There is sufficient certainty that even though a given project can be developed, the required investment in exploration and evaluation is of such magnitude that it is unlikely that it will be totally recovered from its successful development or sale.

If the occurrence of any of these circumstances is identified, impairment testing is made in accordance with IAS 36. Under this standard, non-financial assets are tested for impairment whenever events or circumstances occur indicating that their carrying amount may not be recoverable. An impairment loss is the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of an asset is the higher of the amount that would be obtained from its sale or its value in use. For the purposes of impairment evaluation, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

If the carrying amount of an asset or cash-generating unit is higher than its recoverable amount, an impairment loss is recognized and credited to the carrying amount. Impairment losses are recognized in the statement of comprehensive income. Impairment losses are reversed if a change has occurred in the circumstances estimated to determine the recoverable amount, only to the extent that the asset's carrying amount does not exceed the value that would have been determined, net of depreciation, if no impairment loss had been recognized.

i)	Trade payables -

Trade payables are generated from the acquisition of goods and services that have been acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment must be made within one year or less; if not, they are shown as non-current liabilities.

Trade payables are initially recognized at fair value and are subsequently re-measured at the amortized cost by using the effective interest rate method.

j)	Provisions -

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more than likely that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

k)	Deferred income tax -

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their balances in the financial statements. Deferred income tax is determined using tax - 13 rates (and laws) that have been enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets, such as tax losses, are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

l)	Contingencies -

Contingent liabilities are not recognized in the financial statements and are included in notes to the financial statements, unless their occurrence is considered remote. Contingent assets are not recognized in the financial statements and are disclosed only if their realization is considered probable.

m)	Capital -

Ordinary shares are classified as equity.

n)	Recognition of costs and expenses -

The cost of sales is recognized when goods are delivered at the same time the related sale is recognized.

Other costs and expenses are recognized as they are accrued, regardless of when they are paid and are stated in the related periods.

3	FINANCIAL RISK MANAGEMENT

Financial risk factors -

The Company's operations expose it to certain financial risks: market risk (including foreign exchange, fair value and interest rate risk), credit risk and liquidity risk.

The financial risks that the Company is exposed to comprise:

a)	Market risks -

i)	Foreign currency risk

The Company's activities and indebtedness expose it to foreign exchange risk arising from exposure to the US dollar exchange rates.

Asset and liability items which comprise foreign currency transactions, as well as the net exchange risk position are as follows:

	2010	2009
	US$000	UD$000

Assets
Cash and cash equivalents	6,028	3
Related parties	10	2
Total assets	6,038	5

Liabilities
Trade accounts payable	(4,097)	(1)
Other accounts payable	(8,436)	(3,787)
Related parties	(15,956)	(4)
Total Liabilities	(28,489)	(3,792)
Net	(22,451)	(3,787)

As of December 31, 2010, the exchange rates used by the Company to record balances in foreign currency were S/.2.808 and S/.2.809 per US$1 for assets and liabilities, respectively (S/.2.888 and S/.2.891 per US$1, respectively, as of December 31, 2009).

As of December 31, 2010, the Company obtained exchange gains of S/.1,433,000 and exchange losses of S/.1,119,000 (S/.42,945 and S/.15,725 of exchange gains and losses, respectively, as of December 31, 2009).

The following table demonstrates the sensitivity in the profit for the year due to possible changes in the US dollar/ new Peruvian sol exchange rate assuming all other variables constant:

	Increase/decrease in US$ rate	Effect in profit for the year (S/.)
2010	+1%	3,140
	-1%	(3,140)
2009	+1%	272
	-1%	(272)

ii)	Cash flows and fair value interest rate risk -

Since the Company does not maintain significant interest-bearing assets, income and pre- operating cash flows are substantially independent of changes in market interest rates.

b)	Credit risk -

The Company's financial assets are potentially exposed to credit risk concentrations mainly relating to bank deposits. Regarding bank deposits, the Company reduces the probability of significant credit risk concentrations because it maintains its deposits in prestigious financial institutions and limits the amount of the credit risk exposure in each of said financial institutions.

c)	Liquidity risk -

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents. The Company maintains adequate levels of cash; additionally the funding obtained is mainly granted by Rio Alto Mining Limited and Rio Alto S.A.C.

	Less tan 1 year	Between 1 and 2 years	Total
	S/.000	S/.000	S/.000
As of December 31, 2021:
Related parties	36,236	839	37,075
Trade accounts payable and
other accounts payable	11,936	36	11,972
	48,172	875	49,047
As of December 31, 2009:
Related parties	13	-	13
Trade accounts payable and
other accounts payable	11,811	-	11,811
	11,824	-	11,824

Capital risk management -

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to generate returns to its shareholders, benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Fair value estimation -

Management considers that the carrying amounts of its financial instruments at December 31, 2010 and 2009 do not significantly differ from their fair values; therefore, the disclosure of such information is not relevant for an adequate interpretation of the financial position of the Company as of said dates.

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting estimates made by management are periodically evaluated and are based on historical experience and other factors, including the expectation of occurrence of future events which is considered reasonable under the circumstances.

Critical accounting estimates and judgements -

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are presented below.

a)	Review of carrying amounts and impairment provision -

The Company considers that the carrying amount of its long-lived assets will be recovered in the normal course of business. This estimation is based on its projections of future production and sales volumes and the future price of gold and copper. At the date of the financial statements, the available projections of these variables show trends favorable to the Company's interests, thereby supporting the recovery of its long-lived assets.

Major negative changes in the assumptions used to determine the value in use of long-lived assets could originate significant adjustments in the financial statements.

b)	Income tax -

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Company seeks professional legal tax counsel before making any decision on tax matters. Even though Management considers that its estimates are prudent and appropriate, differences of interpretation may arise with the Peruvian Tax Authorities that may affect future charges for taxes.

Critical judgments in the application of the accounting policies -

Functional currency -

Management has determined that its functional currency is the new Peruvian sol given the fact that the Peruvian economy has a significant influence on its current operations, including costs, such as the contractors' services and personnel costs. The Company's functional currency may change in the future as a result of starting operations.

5	CASH AND CASH EQUIVALENTS

As of December 31, this item comprises savings accounts in local banks in local and foreign currency amounting to S/.217,649 and US$6,028,244 respectively (S/.11,308 and US$3,915 at December 31, 2009). Savings accounts generate interest at market rates.

6	TRANSACTIONS WITH RELATED PARTIES

Balances in accounts receivables and payables to related parties are as follows:

	2010	2009
	S/.000	S/.000
Other accounts receivable:
Imagold-Quebec Management Inc,	-	6
Rio Alto S.A.C.	47	-
Total	47	6

Trade accounts payable:
I magold-Quebec Management Inc.	-	13
Rio Alto S.A.C.	5,261	5,231
Total	5,261	5 244

Other accounts payable:
Rio Alto Mining Limited .	37,075	838
Rio Alto S.A.C.	7,768	5.741
Total	44,843	6,579

Trade accounts payable correspond mainly to invoices payable for management and project operation services provided for La Arena by Rio Alto S.A.C. for a total of S/.5,261,000.

Trade accounts payable, are mainly comprised of loans granted by Rio Alto Mining Limited totaling S/.37,075,000 which funds were assigned to obligations that arose during the Company's normal course of operations of the Company, and the loans granted by Rio Alto S.A.C. totaling S/.7,768 thousand (US$2,765 thousand) for work capital. These loans are not interest bearing, do not have a maturity date, nor do they specify any guarantees.

Transactions with Rio Alto S.A.C. correspond mainly to management and administration services, in accordance with the service agreement to operate La Arena Project. The transactions for the years ending December 31 are summarized as follows:

	2010	2009
	S/.000	S/.000

Service agreements for the management La Arena project	8,086	4,153

7	FISCAL CREDIT

At December 31, 2010 and 2009 this item mainly comprises fiscal credit of the VAT (IGV) paid by the Company on its purchases of goods or services, which will be recovered by applying it against future VAT payable resulting from future sales, or a refund may be requested as described in the following paragraph.

Law No.27623 dated January 2002 establishes the definitive refund to all mining enterprises of the VAT paid on their purchases of goods or services required for carrying out their exploration activities. The rules for application of this law (D.S. No.082-2002-EF dated May 2002) establishes that, prior to the VAT refund, an investment agreement must be signed between the Peruvian Government and the owner of the mining activity. The latest agreement signed by the Company with the Peruvian Government was for the 2005-2006 period.

8	EVALUATION AND EXPLORATION COSTS

This item comprises investments made by the Company in the acquisition of mining rights and concessions as well as exploration expenses incurred in developing mining projects.

At December 31 this item comprises:

	2010	2009
	S/.000	S/.000

Exploration and evaluation expenses	148,313	73,054
Effective rights	9,699	8,894
Purchase of surface land	7,534	2,114
Sample expenses	6,128	5,311
Right to acquire concessions	4,160	4,160
Geophysical and geochemical studies	3,900	3,900
Environmental expenses	962	737
Topographical studies	419	344
Software	254	-
Others	2,743	-
	184,112	98.514

9	TRADE ACCOUNTS PAYABLE

On December 31, 2010, invoices payable to third parties mainly comprises services provided by Consorcio Tiwu (a consortium created by Grafia y Montero and Stracon S.A.) for the civil construction of the metallurgical process plant and leach pad of La Arena Project as well as the services of feasibility study and detail engineering provided by Vector Per0 S.A.

Trades accounts payable are of current maturity; have no specific guarantees and are not interest-bearing.

10	STOCKHOLDERS' EQUITY

Capital -

As of December 31, 2010 and 2009, the authorized, subscribed and paid-in capital amounts to S/.144,631,085 represented by common shares at S/.1.00 par value each.

At December 31, 2010 the Company's capital structure is as follows:

		Total
Percentage of	Number of	percentage of
individual interest in	shareholders	interest

Up to 1.00	1	0.01
From 1.01 to 100	2	99.99
	3	100.00

At the General Stockholders' Meeting held on December 3, 2010 the decision was made to transfer S/.134,601,510 from the Additional Capital to the Share Capital item including the issuance of the respective shares.

At the General Stockholders' Meeting held on December 3, 2010, the monetary correction adjustment for the years from 1994 to 2004 was approved to be applied against accumulated losses of S/.14,161,433. This adjustment has no accounting expression in the financial statements under IFRS because this are adjustments for inflation from 1994-2004, when Peru was not considered an hyperinflationary economy, under the provisions of 1AS 29 — Financial reporting in hyperinflationary economies. Also, the decision was made to reduce capital to compensate accumulated losses for S/.54,001,647.

By virtue of the Purchase Option agreement and right to increase interest in capital signed between Rio Alto, La Arena and lamgold, by which Rio Alto obtains a higher interest in La Arena, via an investment of cash as well as project management services, at the General Stockholders' Meeting held on December 28, 2010 the decision was made to capitalize the debt maintained with Rio Alto Mining Limited, under mutual consent of the parties for a total 51.60,758,923 (US$21,699,615), which is part of the capital of the partnership ( S/.45,320,150) and capital premium (S/.15,438,773). For capitalization purposes under NIIF, this capitalization amounts to S/.59,481,000 in order maintain the same capital balance recorded by the Company.

11	TAX SITUATION

a)	Management considers that it has determined the tax losses under the Peruvian income tax general regime in accordance with tax laws currently in force by adding to and deducting from results, shown in the financial statements, those items which the referred legislation recognizes as taxable and non-taxable, respectively. The income tax rate is 30%. Taxable income has been determined as follows:

Tax losses for 2010 and 2009 were determined as follows:

	2010	2009
	S/.000	S/.000

Profit (loss) before income tax	151	(4)
Less: Exchange gain	(1,433)	(43)
Plus: Exchange loss	1,119	16
Plus: Non-deductible expenses	5	24
Tax loss for the year	(158)	(7)
Prior-year tax loss carry-forward	(36,052)	(36,045)
Accumulated tax loss carry-forward	(36,210)	(36,052)

Applying the tax laws currently in force, the Company selected alternative a) to offset its tax losses. This alternative is to be applied by the Company at the time of filing the annual income tax return for the fiscal year in which the loss was generated. Once the system option is selected and applied, it can not be changed until the total balance of tax losses is exhausted.

The Company has not recorded the deferred income tax asset of approximately S/.10.9 million, resulting from the temporary difference arising from the tax loss carry-forward. In this regard, Management has decided not to recognize said deferred tax asset until certainty is achieved regarding the generation of future economic benefits, which is related to the startup of operations in the coming years.

b)	Peruvian tax authorities have the right to examine, and, if necessary, amend the income tax determined by the Company in the last four years, as from January 1 of the year after the date when the tax returns are filed (years subject to examination). Years 2006 through 2010 are subject to examination. Since differences may arise in the interpretation by the tax authorities of the regulations applicable to the Company, it is presently not possible to estimate if any additional tax liabilities will arise as a result of any eventual examinations. Any additional tax, fines and interest, if they arise, will be recognized in the results of the year in which such differences of opinion with the tax authorities are resolved. Management considers that no significant liabilities will arise as a result of these possible tax examinations.

c)	In accordance with current legislation, for purposes of determining income tax and general sales tax, transfer pricing between related and non-related parties must have adequate supporting documentation as well as information supporting the methods and valuation criteria used. Peruvian tax authorities are entitled to request such information from the taxpayer.

d)	The temporary tax on net assets affects those corporate income-earners subject to the Peruvian General Regime of Income Tax. Effective 2009, the tax rate is 0.4%, applicable to the amount of the net assets exceeding S/.1,000,000.

The amount effectively paid may be used as a fiscal credit against payments on account of income tax under the General Regime or against the regularization payment of the income tax of the related period.

12	SUBSEQUENT EVENT

a)	Debt capitalization with Rio Alto Mining Limited -

On June 15, 2009, the Purchase Option Agreement and right to increase interest in capital was signed between lamgold-Quebec Management Inc (hereinafter lamgold), La Arena S.A. and Rio Alto Mining Limited (hereinafter Rio Alto), for the purpose of acquiring, prior signing of a letter of agreement by Rio Alto and lamgold, the total quantity of shares issued and in portfolio and capital stock maintained by lamgold in La Arena, as well as all the loans outstanding owned to lamgold.

By such an option agreement, at the General Stockholders' Meeting held on February 10, 2011, the decision was made to transfer the entire quantity of shares of held by lamgold-Quebec Limited Management Inc. in favor of Mexican Silver Mines (Guernsey) Limited, a related company of Rio Alto Mining Limited; accordingly, the latter company became the majority shareholder of the partnership with an interest of 99.9%.

Rio Alto Mining Limited
Pro Forma Consoldated Balance Sheet
As at November 30, 2010
(Canadian dollars - unaudited)

	Rio Alto Mining Limited	La Arena S.A. (USD)	Exchange Rate	La Arena S.A. (CAD)	Pro Forma Adjustments	Note	Pro Forma Consolidated

Assets
Current
Cash	$15,620,634	722,120	0.974	741,396	5,310,903	3.a,b	$21,672,933
Receivables	125,385	18,262	0.974	18,749	18,749	3.b	125,385
Subscriptions receivable	253,500						253,500
Promissory note receivable	121,603						121,603
Prepaid expenses	88,600	44,907	0.974	46,106	3,682,023	3.b	3,816,729
	$16,209,722	785,289		806,252			25,990,150

Taxes receivable		7,963,583	0.974	8,176,163	1,539,583	3.b	9,715,746
Plant and equipment	316,896	642,489	0.970	662,360	32,280,962	3.b	33,260,218
Construction in process		4,020,546	0.970	4,144,893	4,144,893	3.b	-
Mineral properties		54,517,511	0.970	56,203,620	1,973,637	3.b	58,177,257
Investment in La Arena S.A.	38,764,013				(38,764,013)	3.c	-

Total Assets	$55,290,631	67,929,418		69,993,287			$127,143,371

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities	$770,284	7,769,703	0.974	7,865,410.80			$8,635,695
Due to Rio Alto Mining Limited		26,382,135	0.970	27,198,077	27,198,077	3.c	-
Deferred revenue	394,844						394,844
	$1,165,128	34,151,838		35,063,488			9,030,539

Future income taxes	2,642,326						2,642,326
Deferred revenue	2,086,055						2,086,055
Derivative liability	2,573,101						2,573,101
	$8,466,610						$16,332,021

Shareholders' equity
Capital stock	66,436,639	57,093,084	0.951	60,034,789	1,864,849	3.a,c	128,336,277
Common share subscription receipts	1,316,250						1,316,250
Contributed surplus	3,671,818				2,087,692	3.a	5,759,510
Deficit	(24,600,686)	(23,315,504)	0.929	(25,104,990)	25,104,990	3.c	(24,600,686)
	46,824,021	33,777,580		34,929,799			110,811,351

Total Liabilities and shareholders'equity	$55,290,631	67,929,418		69,993,287			$127,143,371

Rio Alto Mining Limited
Pro Forma Consolidated Statement of Operations
For the six month period ended November 30, 2010
(Canadian dollars - unaudited)

		Rio Alto Mining Limited	La Arena S.A. (USD)	Exchange Rate	La Arena S.A. (CAD)	Pro Forma Adjustments	Note		Pro Forma Consolidated

General and administration expenses
Adminstration fees		$47,531	$14,454	0.970	$14,901				$62,432
Accounting and audit		154,200							154,200
Amortization		28,090							28,090
Consulting		72,591	58	0.970	60				72,651
Directors' fees		80,832							80,832
Exploration expenses		36,512							36,512
Insurance		2,588							2,588
Investor relations and promotion		180,675							180,675
Foreign exchange (gain) loss	-	6,615						-	6,615
Management fees		626,697							626,697
Office and miscellaneous		231,996	34,145	0.970	35,201				267,197
Legal fees		130,043	194	0.970	200				130,243
Regulatory and transfer agent fees		70,113							70,113
Rent and utilities		70,609	48	0.970	49				70,658
Stock based compensation		1,040,778							1,040,778
Travel		178,022							178,022
Loss before other items		2,944,662	48,899		50,411				2,995,073

Other items
Interest income	-	5,856	1,574	0.970	1,623			-	4,233
Costs relating to gold pre payment		1,015,517							1,015,517

Net loss and comprehensive loss for the period		$3,954,323	$50,473		$52,034				$4,006,357

Basic and diluted loss per share		$0.03							0.03

Weighted average number of common shares outstanding		120,211,332				28,060,000	3.a		148,271,332

Rio Alto Mining Limited
Pro Forma Consolidated Statement of Operations
For the year ended May 31, 2010
(Canadian dollars - unaudited)

		Rio Alto Mining Limited		La Arena S.A. (USD)	Exchange Rate		La Arena S.A. (CAD)	Pro Forma Adjustments	Note		Pro Forma Consolidated

General and administration expenses
Adminstration fees		$752,156									$752,156
Accounting and audit		214,299		14,454	0.951		15,198.74				229,498
Amortization		67,830									67,830
Consulting		56,331									56,331
Directors' fees		95,088									95,088
Exploration expenses		485,286									485,286
Insurance		51,638									51,638
Investor relations and promotion		464,555									464,555
Foreign exchange(gain)loss		225,143									225,143
Management fees		835,964									835,964
Office and miscellaneous		167,343		15,905	0.951		16,725				184,068
Legal fees		132,793		195	0.951		205				132,998
Regulatory and transfer agent fees		77,722									77,722
Rent and utilities		108,374									108,374
Stock based compensation		474,782									474,782
Travel		196,066									196,066
Loss before other items		4,405,370		30,554			32,128				4,437,498

Other items
Write off of mineral property deposit		123,185									123,185
Extinguishment of payables	-	176,791								-	176,791
Loss on disposal of equipment		35,050									35,050
Loss on sale of mineral properties		9,178,970									9,178,970
Interest income	-	284	-	197	0.951	-	207			-	491

Loss before income taxes		13,565,500		30,357			31,921				13,597,421
Future income tax recovery		150,423									150,423

Net loss and comprehensive loss for the year		$13,415,077		$30,357			$31,921				$13,446,998

Basic and diluted loss per share		$0.16									$0.12

Weighted average number of common shares outstanding		82,649,411						28,060,000	3.a		110,709,411

Rio Alto Mining Limited

Notes to unaudited pro forma consolidated financial statements

1.	Basis of Presentation

The unaudited pro forma consolidated financial statements (the “Statements”) give effect to the acquisition (the “Acquisition”) of all of the issued and outstanding shares of La Arena S.A. (“La Arena”) by Rio Alto Mining Limited (“Rio Alto” or the “Company”) as described in Note 2 below. References in the Statements to USD mean United States dollars and CAD means Canadian dollars.

The accompanying Statements give effect to the Acquisition as if it occurred at:

June 1, 2009 for the purpose of the unaudited pro forma consolidated statement of operations for the year ended May 31, 2010;

June 1, 2010 for the purpose of the unaudited pro forma consolidated statement of operations for the six month period ended November 30, 2010; and

November 30, 2010 for the purpose of the unaudited pro forma consolidated balance sheet.

These Statements have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting principles disclosed in Rio Alto’s audited financial statements for the year ended May 31, 2010 and six month period ended November 30, 2010 and accounting policies that are described within these notes to the Statements. It is management’s opinion that these Statements present, in all material respects, the transactions described in Notes 2 and 3 in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated balance sheet as at November 30, 2010 and the unaudited pro forma consolidated statements of operations for the year ended May 31, 2010 and six month period ended November 30, 2010 have been prepared from:

The Company’s unaudited interim consolidated financial statements as at and for the six month period ended November 30, 2010;

The Company’s audited consolidated financial statements as at and for the year ended May 31, 2010;

The unaudited balance sheet of La Arena as at November 30, 2010;

The unaudited financial statements of La Arena for the twelve month period ended May 31, 2010 and the six month period ended November 30, 2010.

Rio Alto Mining Limited

Notes to unaudited pro forma consolidated financial statements

The accounts of La Arena are reported in USD. The company translates these accounts into CAD using the temporal method. Under this method foreign currency denominated monetary items are translated at the exchange rate in effect at the balance sheet date. Foreign currency denominated, non-monetary items are translated at historical exchange rates and transactions denominated in foreign currencies are translated at the exchange rate prevailing on the respective date of the transaction. Translation gains and losses are recognized in the determination of income for the period in which they arise.

These Statements do not reflect possible changes to historical transactions that may have resulted had the Acquisition actually occurred on the dates indicated; therefore, the Statements are not necessarily indicative of the results of operations for the periods presented, nor the financial position that would have resulted had the Acquisition actually occurred on the dates indicated. Furthermore, the Statements do not reflect or indicate the operating results or financial position that may be achieved or realized in the future.

Actual amounts recorded upon the completion of the Acquisition could differ from those recorded in these Statements and any such differences may be material. The Statements should be read in conjunction with the historical financial statements of La Arena included herein and the historical audited and unaudited consolidated financial statements incorporated herein by reference.

2.	Acquisition of La Arena S.A.

On February 9, 2011, the Company, pursuant to an agreement entered into on June 15, 2009 (the “La Arena Purchase Agreement”), acquired all of the issued and outstanding shares of La Arena that it did not already own. The La Arena Purchase Agreement provided that the Company may earn-in and purchase 100 per cent of all of the issued and outstanding shares of La Arena (the “Shares”), a wholly-owned subsidiary of IMG. La Arena owns 100 per cent of the La Arena mineral project in Peru. The price to acquire the Shares was USD 47,550,000, subject to adjustments (the “Exercise Price”). After adjustments the Exercise Price was determined to be USD 48,846,789 equivalent at that time to $48,529,773.

Also pursuant to the La Arena Purchase Agreement, the Company had the right (the “Earn-in Right”) to acquire shares of La Arena by making investments in the La Arena mineral property. That right provided that with investment expenditures of USD 30,000,000 the Company would earn a 38.7 per cent interest in La Arena. The Earn-in Right limited the per cent interest that might be earned to 38.7 per cent regardless of the amount of the Company’s investment expenditures. Prior to the Acquisition, the Company had made an investment of $55,368,650 in La Arena resulting in a total purchase price for La Arena of $103,898,423.

Rio Alto Mining Limited

Notes to unaudited pro forma consolidated financial statements

The following table summarizes the purchase price allocation for the Acquisition of a group of assets that does not constitute a business based on preliminary estimates of the relative fair values of the assets acquired and liabilities assumed as prescribed in Section 1582 of the CICA Handbook.

Preliminary purchase price allocation:

Cash	$6,646,159
Prepaid and deposits	3,770,623
Value added tax receivable	9,715,746
Property, plant and equipment	33,260,218
Mineral property	58,177,257
Current liabilities	(7,671,580)

$103,898,423

To effect the Acquisition, Rio Alto issued, on January 20, 2011, 28,060,000 common shares at $2.05 per common share for gross proceeds of $57,523,000. The Company incurred costs of $3,682,324 related to the financing and issued 1,683,600 broker warrants in connection with the financing. These warrants entitle the holder to purchase an equal number of common shares at $2.05 per common share for a period of two years. The $2,087,692 fair value of the warrants was determined by a Black-Scholes option pricing model using the following input assumptions: a conversion price of $2.05; an expected life of two years; a volatility of 105.42%; and a risk free interest rate of 1.61%.

3.	Pro Forma Adjustments

(a)	To reflect an issue of 28,060,000 common shares, 1,683,600 broker warrants and related costs.
(b)	To reflect the acquisition of La Arena SA.

(c)	To reflect the elimination of La Arena SA’s shareholder’s equity and intercompany accounts.